United States securities and exchange commission logo





                              December 9, 2020

       Peter Chen
       Chief Financial Officer
       Token Communities Ltd.
       136-2038th Avenue, Suite 9C
       Flushing, NY 11354

                                                        Re: Token Communities
Ltd.
                                                            Registration
Statement on Form 10-12G
                                                            Filed November 12,
2020
                                                            File No. 000-55688

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12b

       Background, page 1

   1. We note that you transferred 3.4 billion iRide Tokens to American Software Capital pursuant to an Asset
Purchase Agreement. Explain how you determined the value of the
                                                        3.4 billion iRide
Tokens in this transaction.
       Overview, page 1

   2. You state that you are a "technology and acquisition company with a focus on acquiring companies that will
benefit from the injection of growth capital and technology
                                                        integration." We note
that your sole source of revenue in fiscal year ended June 30, 2020 was from consulting and
financial advisory services. Please discuss the nature of these services that generate
revenue. Also, please include a chart or an organizational chart that summarizes all of the
"portfolio companies" that you reference.
 Peter Chen
FirstName  LastNamePeter
Token Communities   Ltd. Chen
Comapany9,
December   NameToken
             2020      Communities Ltd.
December
Page  2   9, 2020 Page 2
FirstName LastName
Business
Our Company, page 2

3. You state that you operate the "Lukki Exchange." Please discuss the type of crypto asset trading that it facilitates. Discuss whether your operation of this exchange triggers any obligations under the Securities Act or Securities Exchange Act, including any requirements to register as a national securities exchange, alternative trading system or broker-dealer, or any obligations to register with the CFTC as a futures exchange. Refer to Items 101(h)(4)(viii) and (ix) of Regulation S-K
LOT Token, page 2

4. Please describe the distinct characteristics of the LOT Token, the iRide Token and the
         Lukki Token. Disclose the number of each token that you currently hold and the amount of each token that you have issued. Tell us whether a white paper is available for these tokens. We note your disclosure that you are actively engaged in marketing your LOT
         Tokens.
Risk Factors
Our ability to adopt technology, page 3

5. We note you rely on third-party storage solutions of your digital wallets. Please provide the name of the third-party provider and any agreements you have with them.
Our cryptocurrency holdings, page 6

6. Please provide support for your statement that you "may be in control and possession of one of the more substantial holdings of cryptocurrency."
Critical Accounting Policies, page 12

7. Please revise to identify and disclose your critical accounting policies for your derivative liability. Your discussion should explain how these policies require significant estimates and assumptions and quantify the effect on the financial statements of changes in estimates in each period presented. As material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made. In this regard, we note from your disclosure on page F-4 that the fair value of your derivative liability appears to have significantly changed between the warrant issuance dates and
         June 30, 2020. Please revise your disclosure under    Other Income
(Expense)    on page 11
         to further discuss the underlying factors of the fair value change. Certain Relationships and Related Transactions, and Director Independence, page 17

8. Please identify the related party and the material terms of the loan that you received.
 Peter Chen
FirstName  LastNamePeter
Token Communities   Ltd. Chen
Comapany9,
December   NameToken
             2020      Communities Ltd.
December
Page  3   9, 2020 Page 3
FirstName LastName
Financial Statements, page 19

9. Please include interim financial statements for the period ended September 30, 2020.
         Please similarly update all financial information throughout your filing. See Rule 3-12(a)
         of Regulation S-X.
Note 2. Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-9

10. We note that you classify warrants as a derivative liability and appears that you use the Black-Scholes-Merton pricing model to determine the fair value of your derivative liability. Please disclose how you determined the significant assumptions utilized within the Black-Scholes-Merton valuation model for each reporting period presented.
Note 6. Subsequent Events, page F-13

11. We note that on July 14, 2020 you entered into an acquisition transaction with American
         Software Capital, Inc. In the acquisition you exchanged common shares and transferred iRide Tokens for "all technology and software code (and all copies of code)
         related to or required to operate the 'Lukki Exchange,' including all client lists, intellectual property related to the brand 'Lukki' (including files of art, logos, web designs, etc.) as well as ownership of the Lukki.io website and related design codes." Given the number of shares issued in the transaction, please disclose how you intend to account for this transaction and tell us your consideration in identifying the accounting acquirer in accordance with FASB ASC 805-10-25-4 and 5, and FASB ASC 805-40, which pertains to reverse acquisitions. If you believe that the acquisition does not meet the definition of a business, tell us how you considered ASC 805-10-55 in evaluating your transaction.
12. Please provide disclosures that address the purchase price you paid in the acquisition transaction, including the fair values of the common stock and iRide Tokens you used as consideration, and explain how the fair values of both the stock and iRide Tokens were determined.
13. In light of the Form 8-K filed on July 27, 2020, disclosing this transaction, please tell us whether you intend to file the historical financial statements of the business acquired, along with a pro forma presentation illustrating the effects of the transaction, to comply with Rule 8-04 and Rule 8-05 of Regulation S-X, and Item 9.01 of Form 8-K. Please
         submit the analyses that you perform in your application of this guidance. If you believe that the acquisition does not meet the definition of a business, tell us how you considered the attributes listed in Rule 11-01(d) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Chen
Token Communities Ltd.
December 9, 2020
Page 4

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNamePeter Chen
                                                          Division of
Corporation Finance
Comapany NameToken Communities Ltd.
                                                          Office of Technology
December 9, 2020 Page 4
cc:       Jeffrey Stein
FirstName LastName